Pepco Holdings, Inc.







Investor Presentation
May 2003

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

This presentation contains forward looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Pepco Holdings, Inc. are based on current expectations that are subject to risk and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to, risks and uncertainties relating to: changes in laws or regulations, changing governmental policies and regulatory actions with respect to allowed rates of return including but not limited to return on equity and equity ratio limits, industry and rate structure, operation of nuclear power facilities, acquisition, disposal, depreciation and amortization of assets and facilities, operation and construction of plant facilities, recovery of fuel and purchased power costs, decommissioning costs, present or prospective wholesale and retail competition (included but not limited to retail wheeling and transmission costs), political and economic risks, changes in and compliance with environmental and safety laws and policies, weather conditions (including natural disasters such as hurricanes), population growth rates and demographic patterns, competition for retail and wholesale customers, availability, pricing and transportation of fuel and other energy commodities, market demand for energy from plants or facilities, changes in tax rates or policies or in rates of inflation or in accounting standards, unanticipated delays or changes in costs for capital projects, unanticipated changes in operating expenses and capital expenditures, capital market conditions, competition for new energy development opportunities and legal and administrative proceedings (whether civil, such as environmental, or criminal) and settlements and other factors. Readers are referred to the most recent reports filed with the Securities and Exchange Commission.

PHI Total Return Opportunity

- ***UNDERVALUED** - Conservative Business Strategy*

  - ➢ **Stable growth**

  - ➢ **Solid dividend, attractive yield**

  - ➢ **Low dividend payout ratio**

  - ➢ **Dividend growth potential**

PHI Evolves

2000 –Vertically Integrated

- 90% regulated,10% non-regulated, but
- Not sustainable
- Selected T&D focus
- Sold generation

2001 – Conectiv Merger Announced

2002 – Completed Acquisition with Generation Proceeds

- T&D focused
- Complementary energy businesses - flexible to address alternative futures

2002-2004 – Capturing Merger Benefits

- Larger T&D business
- Cost saving opportunities

Who is Pepco Holdings, Inc. ?

- **The largest electricity delivery company in the mid-Atlantic region with stable operating cash flow and growth potential**



Pepco Holdings, Inc. ("PHI")
Washington, D.C.
(Baa1/BBB+/BBB)

- Total Assets: $13 billion
- 2002 Net Income: $306 million
- Dividend Yield (5/13/03): 5.7%

Regulated T&D Business (70% of Earnings)

Unregulated Business (30% of Earnings)

- Competitive energy businesses in liquid, PJM markets (20% of Earnings)
- Other non-regulated business focused on passive energy investments (10% of earnings)

PHI Business Strategy

Maintain and enhance value of core regulated businesses

- Grow earnings and dividend

- Maintain regulatory relations

- Improve high level of customer satisfaction

- Attain merger benefits

- Improve credit quality

- Complement with non-regulated businesses

Solid Value Fundamentals Make PHI a Core Holding

Pepco Holdings, Inc.

Low Volatility of Regulated Earnings	Largest PJM Electric Delivery Company
Solid Liquidity Position	Low Business Risk Profile
Investment Grade Balance Sheet	Experienced Senior Management
Strong Operating Cash Flow	Manageable Capital Expenditures
Attractive Dividend Yield	Significant Cost Savings to be Realized
Low Dividend Payout Ratio	Recognized leader in Customer Satisfaction

How PHI Makes Money



**2002 Earnings
Actual GAAP**

**2002 Earnings
Pro-forma**

85% Delivery	71%

- Residential/Commercial customer growth
- Stable rate structure
- Focus on cost control

26% Competitive Energy	21%

- Low cost, Mid-Merit dispatch curve
- 2,600 MW of strategically located assets
- Profitable energy service units

9% Other	8%

- Conservatively managed investment portfolio
- Well-collateralized leases

<20%> Corporate	-%

- Interest on acquisition debt
- Fair value adjustment amortization

Excellent Total Return Potential

- **Stable growth**

- **High dividend yield**

- **Strong dividend coverage**

- **Low dividend payout ratio**

- **Low business risk position**



Source: Factset with I/B/E/S estimates as of 5/13/03.

PHI Businesses



Power Delivery: Largest Mid-Atlantic Electricity Delivery Company



Combined Service Territory

Legend
- Atlantic City Electric Co.
- Delmarva Power & Light Co.
- Potomac Electric Power Company

- Delivers approximately 50,000 GWh
- Over 1.7 million electric customers and 100,000 gas customers
- Customer migration stabilized
- 2 - 3% average growth in service territories
  - Higher growth markets include Atlantic City and Washington, D.C.
  - Enhanced by underlying stable economic factors in all regions
- Capital expenditures fully funded by internally generated cash flow
- Proven multi-jurisdictional regulatory competence

Regulatory Diversification



2001 Regulated Sales



2002 Regulated Sales

Power Delivery: Business Highlights

- **Manageable capital expenditures, fully funded by internally generated cash**

- **Diverse customer mix**

- **Recognized leader in customer satisfaction**

- **Economically attractive service territory**
  - **Economic growth exceeds national average**
  - **One of highest employment growth rates in nation**
  - **Per capita personal income ranges from 108% to 140% of national average**

Power Delivery 2001 PJM Retail Sales (GWh)



Power Delivery Combined Customer Mix (GWh)



Power Delivery Regulatory Report Card

Status:

√ **Obtained merger approval in 6 jurisdictions with no base rate reductions**

√ **Power Delivery prices capped or frozen through 2006-2007 (except for New Jersey)**

√ **Filed for $68 million base rate increase in New Jersey**

√ **POLR obligations covered through transition period**

√ **Obtained approval of settlement agreement to extend POLR service in Maryland**

√ **Filed for additional $150 million of securitization authorization in New Jersey**

Competitive Energy Business

- **Niche player in desirable mid-merit PJM wholesale market**
  - **2,727 MW at 3/31/03**
  - **12% of PJM mid-merit capacity**
- **On-peak energy output and fuel input hedged forward 36 months**
  - **Minimum 75% on average**
  - **Significant output dedicated to Delmarva Power & Light affiliate**
- **Assets capture multiple sources of market value from:**
  - **Ancillary services**
  - **Energy capacity markets**
  - **Fuel flexibility (arbitrage value)**

Conectiv Energy Favorable Locations

Geographic Location



PA
Bethlehem
Transmission constraints
NJ
MD
Hay Road
DE
Power Plants are favorably located in PJM East

LEGEND - Operating Sites



LEGEND - New Construction



Dispatch Locations



$150
$100
$50
$0
Current Focus
Base Load
38,000 MW
Mid-Merit
13,000MW
Peak
11,00
MW
Hay Road and Edge Moor

- Conectiv Energy currently has 12% of competitive Mid-Merit capacity in PJM
- Mid-Merit plants capitalize on unique PJM load dynamics
- Conectiv Energy plants are early dispatch units
- Add 380 MW by September 2003

How Conectiv Energy Makes Money



Asset Control

| Power Sales | Capacity Sales | Ancillary Services |

Asset Optimization

Arbitrage
•Fuels
•Transport
•Power

Inter-Regional Sales
•Hourly
•Daily

Merchant
•Power
•Fuels
•Gas
•Emissions

The business does not rely solely on one source or type of value.

Conectiv Energy: Trading and Risk Management

Historical Objectives

- Manage price and volume risks of assets and load obligations (90%)
- Participate in market through trading to add value (10%)

Results

- Mid-Merit asset strategy continues to be profitable
- Trading and risk management historically provided favorable results under varying market conditions
- Gas market volatility (Feb 24th) created unanticipated trading loss of $20 million
- Risk profile of trading is not consistent with corporate risk appetite

Future Objectives

- Cease value added trading, no further unwind costs
- Limit market participation to management of asset and load obligation
- Focus on maximizing value of Mid-Merit assets

Pepco Holdings, Inc.

Conectiv Energy Mid-Merit

Strategy

- Same PJM footprint as other regulated and competitive businesses

- Provides insurance policy against future POLR/SOS risks

- Provides flexibility during a period of ongoing regulatory and market uncertainty

- Long term economics are expected to provide an attractive return on capital

Action Plan

- Plan to fully complete Bethlehem, PA site (1,100 MW) by Fall 2003

- Took delivery of three (3) turbines from Siemens that are not slated for construction until market conditions improve

- Value of uninstalled turbines was written down by 35% at time of merger

Competitive Energy Business

Pepco Energy Services

- **A profitable retail energy services business in the Mid-Atlantic region**
  - **Uses 800 MW owned capacity to supply customers**
  - **Energy purchased in wholesale markets**
- **Largest retail energy service provider in PJM**
  - **105,000 customers**
  - **2,200 MW load served**
- **Provides integrated energy management solutions**

	2002
Revenues	$828 MM
Net Income	$ 7 MM
Total Assets	$ 297 MM

Pepco Energy Services





Pepco Energy Services is Poised for the Future

- **A growing retail commodity business coupled with an energy services business focused on federal and institutional sectors**

- **We have created a profitable retail energy platform sized to a regional market**

- **Strong customer growth even while wholesale supply costs are high and regulated retail rates are low**

- **Near term growth expected to be moderate, but**
  - **Expiration of current low SOS:**
    - **New Jersey**   **August 2003**
    - **Maryland**   **July 2004**
    - **District of Columbia**   **February 2005**
    - **Provides much stronger revenue and earnings growth opportunities**

Other Non-Regulated-PCI



98% of Assets
- Securities
- Leasing
- Real Estate

2% of Assets
- W.A. Chester
- Severn Cable

STRATEGY

Provide a supplement to earnings, cash flow and long term shareholder value.

STRONG OPERATING PERFORMANCE

- Eighteen year profitable operating history, $200 MM in cumulative earnings (2002-highest historical earnings)
- Baa1/BBB/BBB+ rating
- December 2002 balance sheet position
  - $174 MM of cash equivalents and marketable securities
  - $1.5 B of total assets
  - $214 MM of equity
- Cumulative cash flow from operations since inception $850+ million
- Long-term earnings and cash flows

PCI Summary



- **Investment portfolio – principally investment grade**

- **Asset categories (principal):**

CATEGORY	AMOUNT	RATING
Energy Leveraged Leases	$1,022 MM	A+ to AAA+
Edison Place Building	$ 80 MM	A
Marketable Securities	$ 150 MM	Investment grade

- **PCI's Short and Long Term Debt balance at 12/31/02 was $952 million**

- **Source of funds for PCI's debt repayment:**

  – **$75 MM of average annual cash flow from operations and asset sales**

  – **$150 MM Marketable Securities Portfolio Covenant expires November 2003**

- **Continue to manage down the Aircraft Portfolio**

1995	Current
33 Aircraft ($650 MM)	3 Aircraft ($19 MM)

PCI Energy Leasing Portfolio



at December 31, 2002

#	Year	Country	Asset Description	% Owned	Lease Expiration	12/31/02 Book Value
1	94	Netherlands	Co-Fired Generation (210 MW)	35%	2017	$ 79,079
2	95	Australia	Co-Fired Generation (700 MW)	100%	2019	157,118
3	99	Netherlands	Gas Transmission/Distribution	100%	2025	176,017
4	99	Netherlands	Gas Transmission/Distribution	100%	2025	112,293
5	01	Austria	Hydro Generation (781 MW)	56%	2033	183,734
6	02	Austria	Hydro Generation (184 MW)	100%	2030-35	115,230
7	02	Austria	Hydro Generation (239 MW)	100%	2033-41	142,870
8	02	Austria	Hydro Generation (80 MW)	100%	2039	55,693
						$ 1,022,034

Energy Leveraged Leases are Highly Collateralized

- **Energy leveraged leases require lessee to place 92-95% of the sales proceeds in defeasance/ collateral arrangements**

- **Collateral arrangements will make distributions adequate to cover all lessee obligations**

- **Parent of lessee company provides guarantee and value of underlying asset serve as additional collateral**

- **Collateral types include U.S. Treasury notes, bank letters of credit or surety bonds**

- **PCI requires a minimum credit rating at all times for a collateral provider**
    - **Minimum A- Standard**
    - **Requirement to replace collateral provider if rating falls below minimum standard**
    - **An event of default occurs if collateral provider is not replaced**

- **Upon event of default, PCI can recover its equity investment balance by collecting the remaining balance of the collateral arrangements (payable only to PCI)**

Key Drivers

Regulated T&D

- 2-3% sales growth in service territories
- Customer migration
- Capital expenditure cash internally generated
- O&M cost control
- Pension and OPEB
- SOS service

Conectiv Energy

- Amount and timing of new construction
- Spark spread
- Wholesale prices
- Percent output hedged

Pepco Energy Services

- Customer growth
- Wholesale prices versus retail (SOS) prices

Merger Savings

- $45 million cumulative over first 4 years after merger excluding costs to achieve
- $18 million per year after 4th year

Financial Report Card

Status:

√ **Completed merger with Conectiv**

√ **Established $1.5 billion credit facility**

√ **Raised $1.5 billion for acquisition financing and refinancing of existing debt**

√ **Raised $110 million in equity**

√ **Securitized $440 million of stranded costs**

√ **Refinanced $300 million of debt in January 2003**

Summary Financial Information 2002 GAAP

(Dollars in Millions)	Power Delivery		Competitive Energy		PHI	PHI	Total
	Pepco	Conectiv	CEH	PES	Investment	Corporate	PHI
Operating Revenue	$1,533.9	$ 997.3	$1,214.3	$ 827.5	$ 115.5	$ (364.0)	$4,324.5
Operating Expenses	$1,219.7	$ 890.5	$1,157.6	$ 815.9	$ 43.4	$ (348.2)	$3,778.9
Operating Income	$ 314.2	$ 106.8	$ 56.7	$ 11.6	$ 72.1	$ (15.8)	$ 545.6
Net Income	$ 136.3	$ 46.4	$ 30.5	$ 6.8	$ 29.0	$ (38.5)	$ 210.5

Construction Expenditures



Solid Balance Sheet

(Dollars in Millions)	GAAP 12/31/02	%	Adjusted (1) (2)	%
Short-Term Debt	$ 812.7	8.6%	$ 650.9	7.8%
Long-Term Debt	5,277.5	55.6%	4,266.2	51.3%
Total Debt	6,090.2	64.2%	4,917.1	59.2%
Preferred Stock	400.7	4.2%	400.7	4.8%
Shareholder's Equity	2,995.8	31.6%	2,995.8	36.0%
Total Capitalization	$ 9,486.7	100.0%	$ 8,313.6	100.0%

(1) Excludes $440 million of transition bonds issued by Atlantic City Electric and $707 million of collateralized lease investments at PCI.

(2) Excludes $162 million in non-recourse construction loans at Conectiv Energy.

Pepco Holdings, Inc.

Liquidity Position

(Dollars in Millions)	as of March 31, 2003		
	Pepco Holdings, Inc.	Operating Utilities	Total
Credit Facility Capacity	$1,000	$500	$1,500
CP Outstanding	$570	$36	$606
LOC Outstanding	$75	$0	$75
Total Outstanding	$645	$36	$681
Total Unused Capacity	$355	$464	$819

Merger Cost Savings

(Dollars in Millions)	Cumulative through 2005	Annual after 2005
• Administration	$23.1	$8.4
• Supply Chain	8.4	4.2
• Information Technology	9.1	3.3
• Legal	3.0	1.0
• Insurance	1.2	0.3
• Remittance Processing	1.0	0.5
	$45.8	$17.7

PHI - Actively Managing Issues

Issue	**Solution**

- **Provider of Last Resort (POLR)**
  - **Transition with Mirant** ⟶ Limited duration
  - **After Transition** ⟶ Maryland Settlement

- **Customer migration** ⟶ **Migration % unchanged ove[r] last several months**

- **Pension and OPEB Expense** ⟶ **Offset with natural growth and merger synergies**

- **Merger benefits** ⟶ **Maximize opportunities**

Conclusion: Low Risk – Compelling Value

- *Pepco Holdings is well-positioned in the current marketplace*
  - Premier electric power delivery company in the Mid-Atlantic
  - Diversity of regulation
  - Strong predictable cash flow
  - Strong dividend, attractive yield
- *Improved business profile*
  - Merger is earnings accretive
  - Dividend growth opportunity
  - High amount of T&D lowers overall business risk of combined entity
  - Solid and improving credit quality
- *Attractive relative valuation*

PHI Fact Sheet

- **New holding company formed from merger of Pepco and Conectiv**
- **Headquartered in Washington, D.C.**
- **One of largest electricity delivery companies in mid-Atlantic region**
  - Regulated subsidiaries deliver approximately 50,000 gigawatt-hours of power to customers in Delaware, the District of Columbia, Maryland, New Jersey and Virginia
- **Also provides competitive energy products and services to wholesale and retail energy markets through non-regulated subsidiaries**
- **Dividend Reinvestment and Common Stock Purchase Plan available**
- **A member of 26 indices including the S&P Midcap Electric Utilities Index**

NYSE listed:	POM
Total Assets (3/31/03)	$13,035 (million)
Market Capitalization (5/13/03)	$ 2,972 (million)
Book Value Per Share (3/31/03)	$17.26
Indicated Dividend Yield (5/13/03)	5.7%
Current Annual Dividend	$1.00 per Share
Corporate Credit Rating	Baa1/BBB+/BBB+
Number of Customers	1.8 million
Common Stock Prices	(8/1/02 to 5/13/03)
High (08/27/02)	$21.88
Low (4/09/03)	$16.10
Close (5/13/03)	$17.48